80
3-16-04

04001711

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Vf 3-4-04

OMB APPROVAL	
OMB Number:	3235-0123
Expires:	October 31, 2004
Estimated average burden hours per response	12.00

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 53006

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

RECEIVED FEB 27 2004 187 PROCESSING SECTION

REPORT FOR THE PERIOD BEGINNING January 1, 2003 (MM/DD/YY) AND ENDING December 31, 2003 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Veritrust Financial, L.L.C.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

3755 Capital of Texas Hwy. South, Suite 130
(No. and Street)

Austin	Texas	78704
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
Jay Rasbury, CEO (512) 448-0647
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Sprouse & Anderson, L.L.P.
(Name – *if individual, state last, first, middle name*)

515 Congress Avenue, Suite 1212	Austin	Texas	78701
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

PROCESSED
MAR 24 2004
THOMSON FINANCIAL

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

25
3/23

OATH OR AFFIRMATION

I, Jay Rasbury, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Veritrust Financial, L.L.C., as of December 31, 2003, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

RAELEE L. HOWARD
NOTARY PUBLIC
STATE OF TEXAS
EXPIRES
12-12-2007

Signature

CEO

Title

Notary Public

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☐ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☒ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☒ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☒ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-3 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

VERITRUST FINANCIAL, L.L.C.

FINANCIAL STATEMENTS
AND
INDEPENDENT AUDITORS' REPORT

FOR THE YEARS ENDED DECEMBER 31, 2003 AND 2002

VERITRUST FINANCIAL, L.L.C.

TABLE OF CONTENTS

SPROUSE & ANDERSON, L.L.P.
ACCOUNTANTS & CONSULTANTS

Managers and Members of
Veritrust Financial, L.L.C.
Austin, Texas

INDEPENDENT AUDITORS' REPORT

We have audited the accompanying statements of financial condition of Veritrust Financial, L.L.C. as of December 31, 2003 and 2002 and the related statements of income, changes in members' equity, and cash flows for the years ended December 31, 2003 and 2002. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with U.S. generally accepted auditing standards. Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Veritrust Financial, L.L.C. as of December 31, 2003 and 2002, and the results of its operations and its cash flows for the years then ended in conformity with U.S. generally accepted accounting principles.

Sprouse & Anderson, L.L.P.

January 30, 2004
Austin, Texas

FINANCIAL STATEMENTS

VERITRUST FINANCIAL, L.L.C.

STATEMENTS OF FINANCIAL CONDITION

DECEMBER 31, 2003 AND 2002

ASSETS

	2003	2002
Cash and cash equivalents (including restricted amounts of $8,740 and $7,933, respectively)	$ 291,016	$ 584,537
Accounts receivables	10,000	-0-
Prepaid expenses	102,610	-0-
Other current assets (including restricted deposits of $0 and $10,011, respectively)	356,333	175,844
Fixed assets, net of accumulated depreciation	203,688	286,626
Intangibles, net of accumulated amortization	689,117	829,500
TOTAL ASSETS	$1,652,764	$1,876,507

LIABILITIES AND MEMBERS' EQUITY

	2003	2002
LIABILITIES		
Accounts payable	$ 46,839	$ 11,865
Accrued expenses	391,148	306,835
Total Liabilities	437,987	318,700
MEMBERS' EQUITY		
Members' contributed equity	5,111,500	4,712,000
Retained earnings (deficit)	(3,896,723)	(3,154,193)
Total Members' Equity	1,214,777	1,557,807
TOTAL LIABILITIES AND MEMBERS' EQUITY	$1,652,764	$1,876,507

SEE NOTES TO FINANCIAL STATEMENTS

VERITRUST FINANCIAL, L.L.C.

STATEMENTS OF INCOME

FOR THE YEARS ENDED DECEMBER 31, 2003 AND 2002

	2003	2002
REVENUE		
Commission income	$7,111,959	$ 4,660,944
Service income	120,000	125,000
Other income	2,155	8,822
Total Revenue	7,234,114	4,794,766
EXPENSES		
Commission expense	5,743,691	4,124,848
General and administrative	484,071	690,622
Salaries and related costs	1,020,747	911,234
Licenses and permits	9,711	2,651
Consulting	106,578	145,044
Marketing and advertising	11,495	48,008
Depreciation and amortization	177,209	70,152
Professional	211,283	150,193
Rent	107,913	138,159
Travel and entertainment	53,832	50,518
Total Expenses	7,926,530	6,331,429
Operating Loss	(692,416)	(1,536,663)
OTHER INCOME (EXPENSE)		
Loss on sale of assets	(12,407)	(174,206)
Impairment on intangible assets	(37,707)	-0-
Total Other Income (Expense)	(50,114)	(174,206)
NET LOSS	$ (742,530)	$(1,710,869)

SEE NOTES TO FINANCIAL STATEMENTS

VERITRUST FINANCIAL, L.L.C.

STATEMENTS OF CHANGES IN MEMBERS' EQUITY
FOR THE YEARS ENDED DECEMBER 31, 2003 AND 2002

	Members Contributed Equity Class A	Members Contributed Equity Class B	Members Contributed Equity Class C	Total Contributed Members Equity	Retained Earnings (Deficit)	Total
Balance at December 31, 2001	$ 300,000	$3,000,000	$ -0-	$ 3,300,000	$(1,443,324)	$ 1,856,676
Shareholder contributions	1,500,000	-0-	1,412,000	2,912,000	-0-	2,912,000
Issued for note receivable / contra equity account	(1,500,000)	-0-	-0-	(1,500,000)	-0-	(1,500,000)
Net loss	-0-	-0-	-0-	-0-	(1,710,869)	(1,710,869)
Balance at December 31, 2002	300,000	3,000,000	1,412,000	$ 4,712,000	(3,154,193)	1,557,807
Shareholder contributions	-0-	-0-	399,500	399,550	-0-	399,500
Net loss	-0-	-0-	-0-	-0-	(742,530)	(742,530)
Balance at December 31, 2003	$ 300,000	$3,000,000	$1,811,500	$5,111,550	$(3,896,723)	$ 1,214,777

SEE NOTES TO FINANCIAL STATEMENTS

VERITRUST FINANCIAL, L.L.C.

STATEMENTS OF CASH FLOWS

FOR THE YEARS ENDED DECEMBER 31, 2003 AND 2002

	2003	2002
CASH FLOWS FROM OPERATING ACTIVITIES		
Net loss	$(742,530)	$(1,710,869)
Adjustments to reconcile net income to net cash provided (used) by operating activities:		
Amortization expense	105,543	13,536
Depreciation expense	71,666	56,616
Impairment on intangible assets	37,707	-0-
Gain on asset sales and deferred compensation plan	(6,096)	(6,844)
Loss on sale of assets	18,503	174,206
Change in assets and liabilities:		
(Increase) decrease in prepaid expenses	(102,610)	37,864
Increase in other assets	(190,488)	(157,767)
Increase (decrease) in accounts payable	34,974	(97,407)
Increase (decrease) in accrued expenses	84,313	291,387
NET CASH USED BY OPERATING ACTIVITIES	(689,018)	(1,399,278)
CASH FLOWS FROM INVESTING ACTIVITIES		
Purchase of fixed assets and intangibles	(7,034)	(743,403)
Proceeds from sale of fixed assets	3,031	460,000
NET CASH USED BY INVESTING ACTIVITIES	(4,003)	(283,403)
CASH FLOWS FROM FINANCING ACTIVITIES		
Issuance of Class C Shares	399,500	1,412,000
NET CASH PROVIDED BY FINANCING ACTIVITIES	399,500	1,412,000
NET DECREASE IN CASH AND CASH EQUIVALENTS	(293,521)	(270,681)
CASH AND CASH EQUIVALENTS, beginning of year	584,537	855,218
CASH AND CASH EQUIVALENTS, end of year	$ 291,016	$ 584,537
SUPPLEMENTAL DISCLOSURE OF CASH FLOW INFORMATION:		
Cash paid for income taxes	$ -0-	$ -0-
Cash paid for interest	$ 888	$ -0-
NON-CASH FINANCING ACTIVITIES:		
Class A shares issued for note receivable	$ -0-	$ 1,500,000

SEE NOTES TO FINANCIAL STATEMENTS

NOTES TO FINANCIAL STATEMENTS

VERITRUST FINANCIAL, L.L.C.

NOTES TO FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2003 AND 2002

NOTE 1: SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

NATURE OF OPERATIONS

Veritrust Financial, L.L.C. (the "Company") is a broker-dealer in securities registered with the Securities and Exchange Commission ("SEC") and is a member of the National Association of Securities Dealers, ("NASD"). The Company's activities are regulated by the NASD and Securities Exchange Act of 1934. The Company operates under (SEC) Rule 15c3-3(k)(2)(i), which provides that all funds and securities belonging to the Company's customers would be held in a segregated account specifically for the benefit of customers. The Company is a Texas limited liability corporation.

FEDERAL INCOME TAX

The Company is organized as a limited liability company (L.L.C.) and has elected to be treated as a partnership for Federal income tax purposes. As such, the Company is not, in general, subject to Federal income tax, but rather income and expenses are passed through to the members, who must report the income and expenses on their own income tax return.

REVENUE RECOGNITION

Security transactions (and related commission revenue and expense) by the Company are recorded on a trade date basis.

FIXED ASSETS AND INTANGIBLES

Depreciation is provided for financial purposes using tax basis, straight-line method over five to seven years.

Amortization for intangibles is computed on a tax basis, straight-line method over five years.

CHANGE IN ESTIMATES

During 2003, management determined that the useful life of the fixed assets and the intangibles were longer than originally expected. A change in accounting estimate was recognized to reflect this decision, resulting in an increase in net income $89,370.

NOTE 1: SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

CASH AND CASH EQUIVALENTS

For purposes of reporting cash flows, cash and equivalents include cash on hand and highly liquid debt instruments with original maturities of three months or less.

Cash deposits exceeded the securities investors protection corporation limit by approximately $737,863 and $1,666,102, respectively, for the years ended December 31, 2003 and 2002.

MEMBERS' EQUITY

The Company is authorized to issue three classes of membership interests. Class A Membership Interests are voting membership interests. Class B Membership Interests are nonvoting membership interests entitled to a six percent cumulative, preferential return on any distribution or dissolution. Class B Membership Interests are convertible into Class A Membership Interests in a 1:1 ratio, based on percentage interest, not monetary contribution, at any time following the third anniversary of their issuance. Class C Membership Interests are voting membership interests that may be issued only to managers, officers or full-time employees subject to forfeiture or indenture upon their termination of position, office or employment with the Company. Class C Membership Interests will be entitled to all the privileges and responsibilities granted to the Class A Membership Interests.

Ownership interests are as follows:

Class	Ownership Percentage
A	81%
B	9%
C	10%

USE OF ESTIMATES

The preparation of financial statements in conformity with U.S. generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

NOTE 1: SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

ADVERTISING

Advertising costs are expensed as incurred. Advertising expense for the years ended December 31, 2003 and 2002 was $11,495 and $48,008, respectively.

RECLASSIFICATION OF PRIOR YEAR EXPENSES

The Company made changes to its chart of accounts at the beginning of 2003. Reclassifications were made among various operating expense accounts in 2002 for comparative purpose.

VERITRUST FINANCIAL, L.L.C.

NOTES TO FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2003 AND 2002

NOTE 2: FIXED ASSETS AND INTANGIBLES

The classes of fixed assets and intangibles and the related accumulated depreciation and amortization are as follows:

	Cost	Accumulated Depreciation/ Amortization	Net
		2003	
Fixed Assets:			
Equipment	$350,250	$170,023	$180,227
Furniture	8,864	2,531	6,333
Other	24,469	7,341	17,128
Total	$383,583	$179,895	$203,688
Intangibles:			
Software Development-Amortized	$329,948	$136,028	$193,920
Other-Unamortized	495,197	-0-	495,197
Total	$825,145	$136,028	$689,117
		2002	
Fixed Assets:			
Website	$374,395	$120,986	$253,409
Equipment	6,749	71	6,678
Furniture	26,548	9	26,539
Total	$407,692	$121,066	$286,626
Intangibles:			
Software Development-Amortized	$327,777	$ 31,788	$295,989
Other-Unamortized	533,511	-0-	533,511
Total	$861,288	$ 31,788	$829,500

The Company recorded $37,707 impairment loss related to the rights to acquired representatives. In 2003, there were 98 representatives terminated due to low performance, which was approximately 35% of total originally acquired representatives. Based on management's best estimates, 20% of customer accounts could be lost due to representative termination.

NOTE 2: FIXED ASSETS AND INTANGIBLES (Continued)

Depreciation expense for the years ended December 31, 2003 and 2002 was $71,666 and $56,616, respectively.

Amortization expense for the years ended December 31, 2003 and 2002 was $105,543 and $13,536, respectively. Future estimated amortization expense for intangible assets are as follows:

2004	$ 64,255
2005	59,668
2006	41,321
2007	28,580
2008	96
	$193,920

NOTE 3: LEASE

The Company leases office space and office equipment under noncancelable operating leases. Rental expense for the years ended December 31, 2003 and 2002 amounted to $107,913 and $138,159, respectively. Expenses relating to leased equipment amounted to $21,922 and $6,362, for the years ended December 31, 2003 and 2002, respectively. Future minimum lease payments in excess of one year at December 31, 2003, are as follows:

2004	$111,905
2005	17,672
2006	17,172
2007	17,172
2008	6,267
	$170,188

NOTE 4: NET CAPITAL REQUIREMENTS

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule (SEC Rule 15c3-1), which requires the maintenance of minimum net capital of $250,000, and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. At December 31, 2003 and 2002, the Company had net capital of $321,972 and $431,670, respectively. The Company's ratio of aggregate indebtedness to net capital was 1.36 to 1 at December 31, 2003 and .74 to 1 at December 31, 2002.

NOTE 5: RELATED PARTIES

During 2002, the Company sold certain software and other intellectual property to an affiliated company for $460,000, at a loss of $174,206.

NOTE 6: DEFERRED COMPENSATION PLAN

During 2002, the Company acquired a non-qualified deferred compensation plan under Internal Revenue Code section 457. The plan permits key representatives to defer a specified portion of their compensation. The Company has accrued approximately $34,000 and $66,000 for December 31, 2003 and 2002, respectively, for its obligation under their plan.

NOTE 7: SUBSEQUENT EVENTS

Subsequent to year end, the Company entered into a Settlement Agreement to resolve a claim. Under NASD rules, the parties are required to prepare a proposed agreed arbitration award and submit it to the panel for consideration. That proposed award has not yet been prepared, nor has it been submitted to the panel for consideration. The panel has the right to accept or reject the proposed settlement. Furthermore, if the panel rejects the proposed settlement, the case would be submitted to binding arbitration, and the Company cannot predict the outcome or possible ramage of loss, if any, from such a proceeding.

SUPPLEMENTAL FINANCIAL INFORMATION

SPROUSE & ANDERSON, L.L.P.
ACCOUNTANTS & CONSULTANTS

To the Members and Managers of
Veritrust Financial, L.L.C.
Austin, Texas

INDEPENDENT AUDITORS' REPORT ON SUPPLEMENTARY INFORMATION REQUIRED BY RULE 17a-5 OF THE SECURITIES AND EXCHANGE COMMISSION

We have audited the accompanying financial statements of Veritrust Financial, L.L.C. for the year ended December 31, 2003, and have issued our report thereon dated January 30, 2004. Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained in the accompanying schedules is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by Rule 17a-5 of the Securities and Exchange Commission. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Sprouse & Anderson, L.L.P.

January 30, 2004
Austin, Texas

VERITRUST FINANCIAL, L.L.C.

COMPUTATION OF NET CAPITAL UNDER RULE 15c3-1 OF THE SECURITIES AND EXCHANGE COMMISSION

FOR THE YEAR ENDED DECEMBER 31, 2003

TOTAL MEMBERS' EQUITY	$1,214,777
Deductions:	
Non-allowable assets:	
Fixed asset, net of accumulated depreciation	(203,688)
Intangible, net of accumulated amortization	(689,117)
NSCC required reserve	-0-
Total Net Capital	$ 321,972
AGGREGATE INDEBTEDNESS	
Accounts payable	$ 46,839
Accrued expenses	391,148
Total Aggregate Indebtedness	$ 437,987
COMPUTATION OF BASIC NET CAPITAL REQUIREMENT	
Minimum net capital required of broker-dealer (6.66% of total aggregate indebtedness)	$ 29,199
Minimum dollar net capital requirement of broker-dealer	$ 250,000
Net capital requirement (greater of two above)	$ 250,000
Net capital in excess of required minimum	$ 71,972
Ratio: Aggregate indebtedness of net capital	1.36 to 1
RECONCILIATION WITH COMPANY'S COMPUTATION	
Difference in net capital by SEC and Company	
Net capital under Company's computation	$ 321,972
Miscellaneous differences, audit adjustments	-0-
NET CAPITAL PER AUDITED REPORT	$ 321,972

SEE AUDITORS' REPORT ON SUPPLEMENTAL INFORMATION

VERITRUST FINANCIAL, L.L.C.

COMPUTATION FOR DETERMINATION OF RESERVE REQUIREMENTS
AND INFORMATION RELATING TO POSSESSION OR CONTROL REQUIREMENTS UNDER
RULE 15c3-3 OF THE SECURITIES AND EXCHANGE COMMISSION

DECEMBER 31, 2003

COMPUTATION FOR DETERMINATION OF RESERVE REQUIRMENETS UNDER RULE 15c3-3

CREDIT BALANCES:	
Free credit balances and other credit balances in customers' security accounts	$12,792
Total Credits	12,792
DEBIT BALANCES:	
Total Debits	-0-
RESERVE COMPUTATION:	
Excess of total credits over total debits	$12,792
105% of excess of total credits over total debits	$13,431
Amount held on deposit in "Reserve Bank Account", including value of qualified securities, at December 31, 2003	$34,087

INFORMATION FOR POSSESSION OR CONTROL REQUIRMENTS UNDER15c3-3

The system and procedures utilizes in complying with the requirement to maintain physical possession or control of customers' fully paid and excess securities have been tested and are functioning in a manner adequate to fulfill the requirements of Rule 15c3-3

Yes __x__
No _____

REPORT ON INTERNAL CONTROL STRUCTURE

SPROUSE & ANDERSON, L.L.P.
ACCOUNTANTS & CONSULTANTS

To the Managers and Members

INDEPENDENT AUDITORS' REPORT ON INTERNAL CONTROL STRUCTURE REQUIRED BY SEC RULE 17a-5

In planning and performing our audit of the financial statements of Veritrust Financial, L.L.C. (the "Company") for the year ended December 31, 2003, we considered its internal control structure, including procedures for safeguarding securities, in order to determine our auditing procedures for the purpose of expressing our opinion on the financial statements and not to provide assurance on the internal control structure.

Also, as required by Rule 17a-5(g) (1) of the Securities and Exchange Commission, we have made a study of the practices and procedures (including tests of compliance with such practices and procedures) followed by the Company that we considered relevant to the objectives stated in Rule 17a-5(g) in making the periodic computations of aggregate indebtedness and net capital under Rule 17a-3(a) (11), and the procedures for determining compliance with the exemptive provisions of Rule 15c3-3. We did not review the practices and procedures followed by the Company in making the quarterly securities examinations, counts, verifications and comparisons, and the recordation of differences required by Rule 17a-13 or in complying with the requirements for prompt payment for securities under section 8 of Regulation T of the Board of Governors of the Federal Reserve System, because the Company does not carry security accounts for customers or perform custodial functions relating to customer securities.

The management of the Company is responsible for establishing and maintaining an internal control structure and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of internal control structure policies and procedures and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the Commission's above-mentioned objectives. Two of the objectives of an internal control structure and the practices and procedures are to provide management with reasonable, but not absolute, assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit preparation of financial statements in conformity with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Independent Auditor's Report on Internal Control Structure Required By SEC Rule 17a-5

Because of inherent limitations in any internal control structure or the practices and procedures referred to above, errors and irregularities may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

Our consideration of the internal control structure would not necessarily disclose all matters in the internal control structure that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of specific internal control elements does not reduce to a relatively low level the risk that errors or irregularities in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, we noted no matters involving the internal control structure, including procedures for safeguarding securities, that we consider to be material weaknesses as defined above. In addition, the Company was in compliance with the exemptive provisions of Rule 15c3-3, and no facts came to our attention indicating that such provisions had not been complied with during the year ended December 31, 2003.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the Commission to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate at December 31, 2003 to meet the Commission's objectives.

Sprouse & Anderson, L.L.P.

January 30, 2004
Austin, Texas